SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: March 2013

Commission File Number: 1-31556

FAIRFAX FINANCIAL HOLDINGS LIMITED

(Name of Registrant)

95 Wellington Street West

Suite 800

Toronto, Ontario

Canada M5J 2N7

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ___

INCORPORATION BY REFERENCE

The information included in this Form 6-K, including Exhibit 1 attached hereto, is not incorporated by reference into, and does not form a part of, any registration statement previously filed by the Registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Date: March 8, 2013	By:	/s/ Paul Rivett
	Name:	Paul Rivett
	Title:	Vice President, Operations

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	2012 Annual Report